FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: July 18, 2005	Lewis N. Rose President and Chief Executive Officer

NEWS FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CryptoLogic-developed software helps put nine players “in the money”
at the World Series of Poker

Online poker players on customer sites win over $850,000 at world’s top poker tournament

July 18, 2005 (Toronto, ON) – Nine Internet poker players who honed their skills using software developed by CryptoLogic, a leading software developer for the global Internet gaming market, and licensed through its WagerLogic subsidiary, have finished “in the money” at the elite World Series of Poker (WSOP) championship event in Las Vegas. The nine players, who finished in the top ten percent of all competitors, collectively won more than $850,000 — with one player, John McGrane, finishing in the top 20.

Playing 78 hours of poker in six days, McGrane placed 18th out of more than 5,600 players who started the championship tournament. Making it to the final two tables, McGrane took home $350,000 in prize money.

McGrane qualified for the WSOP through a $40 online tournament at williamhillpoker.com, a leading poker site that uses software developed by CryptoLogic. 102 players won their way to the WSOP through WagerLogic licensees’ sites: interpoker.com, williamhillpoker.com, betfairpoker.com, littlewoodspoker.com, theritzclublondon.com, ukbettingpoker.co.uk, sunpoker.com, pokerplex.com, and classicpoker.com – winning a package worth more than $14,000 including a seat in the championship event.

“Thanks to great players and CryptoLogic software focused on meeting the needs of the Internet poker player, we’ve had an amazing run at the World Series of Poker,” said Andy Goetsch, CryptoLogic’s Vice President of Poker Software Development and a world-class player in his own right. “The WSOP is poker at its finest. It’s about the cards, but it’s also about a player’s skill — and to see so many users of CryptoLogic software finish in the money is a tribute to the Internet poker experience we deliver.”

The final $10,000 buy-in no limit Texas hold’em championship event attracted a record 5,619 entries for a prize pool exceeding $52 million. The 2005 WSOP grand prize was $7.5 million, up from $2.5 million in 2003. Entries for the event have increased by more than 550 per cent over the past two years — a strong indication that poker’s popularity continues to grow.

“This is the first time our licensees have sent players to the World Series of Poker — with phenomenal results,” said A.J. Slivinski, WagerLogic’s Managing Director. “It’s clear that their players have what it takes, and that our software delivers. We look forward to seeing many more players qualify through our licensees in next year’s event.”

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Dan Tisch, ext. 223/ dtich@argylerowland.com Karen Passmore, ext. 228/ kpassmore@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.